UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: October 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Marvell Technology Group Ltd.

Full Name of Registrant

N/A

Former Name if Applicable

Canon’s Court, 22 Victoria Street

Address of Principal Executive Office (Street and Number)

Hamilton HM 12, Bermuda

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 13344 (04-09)	Persons who are to respond to the collection of information contained in this form required to respond unless the form displays a currently valid OMB control number

(Attach extra sheets if needed)

Marvell Technology Group Ltd. (“Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended October 31, 2015 (“Quarterly Report”) within the prescribed time period without unreasonable effort or expense for the reasons described below.

As disclosed in the Company’s press release dated December 7, 2015 (the “Results Press Release”), Marvell’s Audit Committee is conducting an independent investigation of certain accounting and internal control matters. As disclosed in the Company’s Form 8-K filed on October 26, 2015, PricewaterhouseCoopers LLP resigned as the Company’s independent public accounting firm effective October 20, 2015. As a result, the Company has experienced a delay in the completion of its financial statements, Management’s Discussion and Analysis of Financial Condition and Results of Operations and other related components of the Quarterly Report. The Company intends to take all necessary steps to file the Quarterly Report as soon as practicable. For further information, see the Results Press Release, which was filed on Form 8-K on December 7, 2015.

This document and the Results Press Release incorporated herein by reference contain forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties, including: its use of non-GAAP financial measures as important supplemental information. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “can,” “will” and similar expressions identify such forward-looking statements. These statements are not guarantees of results and should not be considered as an indication of future activity or future performance. Actual events or results may differ materially from those described in this press release due to a number of risks and uncertainties, including, among others, those identified in the Results Press Release. Marvell undertakes no obligation to revise or update publicly any forward-looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Eichler	(408)	222-2500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☐ Yes ☒ No The Company’s Form 10-Q for the period ended August 1, 2015 has not been filed.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of ? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Results Press Release sets forth the Company’s anticipated results of operations for the period ended October 31, 2015, and the Company hereby incorporates such press release by reference herein.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Marvell Technology Group Ltd.

December 10, 2015	By:	/s/ David Eichler
David Eichler
Interim Chief Financial Officer

2